UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Youngevity International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

987537206
(CUSIP Number)

May 6, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

Estate of Carl Wilford Grover
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

		3,363,537(1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		3,363,537(1)
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,537(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON
OO(2)

(1)

Excludes 754,950 shares of common stock underlying the Warrants (as hereinafter defined) that are not exercisable due to the Beneficial Ownership Limitations (as hereinafter defined) which provides that the Warrants may not be exercised if, after such exercise, the Reporting Person would beneficially own more than 9.99% of the Issuer’s common stock.

(2)	The Reporting Person is an estate to which the securities reported herein passed upon on May 6, 2021 following the death of Carl Wilford Grover on November 20, 2020.

Item 1.	Security and Issuer.

(a)	Name of Issuer:

Youngevity International, Inc.

(b)	Address of Issuer’s Principal Executive Office:

2400 Boswell Road, Chula Vista, California 91914

Item 2.	Identity and Background.

(a)	Name of Person Filing:

This Schedule 13G is being filed by the Estate of Carl Wilford Grover. The Estate of Carl Wilford Grover acquired the securities disclosed herein upon the death of Carl Wilford Grover. Mr. Carl Wilford Grover, prior to his death, previously filed on Schedule 13D, as amended, to report his securities ownership.

(b)	Address of Principal Business Office or, if none, Residence:

One Town Center Road, Suite 701 Boca Raton, Florida 33486 c/o Bank of America, N.A.

(c)	Citizenship or Place of Organization:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number: 987537206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The Reporting Person may be deemed to beneficially own, in the aggregate, 3,363,537 shares of Common Stock.

(b)	Percent of Class:

The shares of common stock represent approximately 9.99% of the Issuer’s issued and outstanding shares of Common Stock, based on 33,975,126 shares of Common Stock outstanding on June 22, 2021, as reported the Issuer in the Form 10-K Annual Report for the year ended December 31, 2019 filed with the Securities and Exchange Commission on June 25, 2021. Excludes 754,950 shares of Common Stock underlying Warrants (as hereinafter defined) that are not exercisable due to the Beneficial Ownership Limitations (as hereinafter defined) which provides that the Warrants may not be exercised if, after such exercise, the Reporting Person would beneficially own more than 9.99% of the Issuer’s common stock.

(c)	Number of shares as to which such person has:

As of the close of business on May 6, 2022 the Reporting Person holds (i) 2,986,908 shares of the Issuer’s outstanding Common Stock, and (ii) common stock purchase warrants to purchase an aggregate of 1,131,579 shares of the Issuer’s Common Stock (the “Warrants”) of which it has the sole power to vote and dispose of such securities. The Warrants consist of: (1) December 2018 note warrants to purchase 250,000 shares of Common Stock at an exercise price of $6.82 per share, (2) December 2018 note warrants to purchase 250,000 shares of Common Stock at an exercise price of $7.82 per share and (3) an Exchange Warrant to purchase 631,579 shares of Common Stock at an exercise price of $4.75 per share. The aggregate number and percentage of shares of Common Stock reported herein are based upon 33,975,126 shares of Common Stock outstanding as of June 22, 2021. Notwithstanding the provisions of the Warrants, each Warrant is not exercisable into shares of Common Stock to the extent that the issuance of Common Stock upon the exercise, after taking into account the Common Stock then owned by the Reporting Person, would result in the beneficial ownership by the reporting person of more than 9.99% of the outstanding Common Stock of the Company (the “Beneficial Ownership Limitation”). For purposes of this paragraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Estate of Carl Wilford Grover Bank of America, N.A., Personal Representative
May 6, 2022	By:	/s/KAREN WONG
	Name:	Karen Wong
	Its:	Senior Vice President